Exhibit 12.1

	Nine Months
	Ended
	May 31,	Years Ended August 31,

	2007	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Fixed Charges:
Interest expensed and capitalized and amortization of debt issuance costs	$4,616	$5,902	$5,574	$4,492	$5,495	$7,107
Portion of rental expenses representative of the interest factor	2,001	2,102	1,801	1,756	1,775	1,796

	$6,617	$8,004	$7,375	$6,248	$7,270	$8,903

Earnings:
Pretax income (losses)	$13,128	$5,262	$(2,353)	$5,071	$11,539	$5,564
Add (deduct):
Fixed charges (from above)	6,617	8,004	7,375	6,248	7,270	8,903
Interest capitalized	(179)	—	—	—	—	—

	$19,566	$13,266	$5,022	$11,319	$18,809	$14,467

Ratio of Earnings to Fixed Charges	2.96x	1.66x	n/a	1.81x	2.59x	1.62x
Deficiency of Earnings to Fixed Charges	n/a	n/a	$2,353	n/a	n/a	n/a
We do not have any outstanding preferred stock, so our ratios of earnings to fixed charges and preferred share dividends would be the same as the ratios included in the table above. The deficiency of earnings to fixed charges represents the amount by which our earnings would need to increase to create a one-to-one ratio of earnings to fixed charges. The information in the table above should be read in conjunction with our consolidated financial statements, including the notes thereto, and other information set forth in the reports filed by us with the SEC.